UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
         AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 2)*


                          TOMPKINS COUNTY TRUSTCO, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   890110 10 9
                             ---------------------
                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   890110 10 9                   13G                        Page 2 of 5


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 1)  Names of  Reporting  Person
     I.R.S. Identification  No. of Above Person (ENTITIES ONLY)

           Tompkins County Trust Company
           Investment and Stock Ownership Plan            EIN: 16-6274653

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 2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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 3)   SEC Use Only
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 4)   Citizenship or Place of Organization
            United States
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 Number            (5)   Sole Voting Power                               408,862
 of
 Shares            -------------------------------------------------------------
 Beneficially
 Owned             (6)   Shared Voting Power                                   0
 By
 Each              -------------------------------------------------------------
 Reporting
 Person            (7)   Sole Dispositive Power                          408,862
 With
                   -------------------------------------------------------------

                   (8)   Shared Dispositive Power                              0
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 9)   Aggregate Amount Beneficially Owned by Each Reporting Person       408,862
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 10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [ ]

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 11)  Percent of Class Represented by Amount in Row 9                       8.4%
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 12)  Type of Reporting Person*                                           EP
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     *SEE INSTRUCTIONS

                                                               Page 3 of 5 Pages

Item 1(a).        NAME OF ISSUER:

                           Tompkins County Trustco, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           The Commons, P.O. Box 460
                           Ithaca, NY 14851

Item 2(a).        NAME OF PERSON FILING:

                           Tompkins County Trust Company
                           Investment and Stock Ownership Plan

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                           Tompkins County Trust Company
                           The Commons, P.O. Box 460
                           Ithaca, NY 14851

Item 2(c).        CITIZENSHIP:

                           United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.10 par value

Item 2(e).        CUSIP NUMBER:

                           890110 10 9

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                           [X] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See 13d-1(b)(1)(ii)(F).

Item 4(a).        AMOUNT BENEFICIALLY OWNED:

                           408,862

                                                               Page 4 of 5 Pages

Item 4(b).        PERCENT OF CLASS:

                           8.4%

Item 4(c).        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                                  408,862

                           (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                                  0

                           (iii)  SOLE   POWER  TO  DISPOSE  OR  TO  DIRECT  THE
                                  DISPOSITION OF:

                                  408,862

                           (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                                  0

Item 5.           OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

                           Not applicable.

Item 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON:

                           Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                           Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                           Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                           Not applicable.

                                                               Page 5 of 5 Pages

Item 10. CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired to the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



3/2/99
------------------
Date



/s/ JAMES J. BYRNES
---------------------------
Signature



James J. Byrnes / Chairman of the Board, President and Chief Executive Officer
                  Tompkins County Trust Company, Trustee
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                                   Name/Title